SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                  SCHEDULE 13G

                     Under the Securities Exchange Act 1934

                                (Amendment No. 1)


                              MILLENNIUM CELL INC.
                                (Name of Issuer)
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                                  Common Stock
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                         (Title of Class of Securities)


                                    60038B105
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                                 (CUSIP NUMBER)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]     Rule 13d-1(b)
         [ ]     Rule 13d-1(c)
         [x]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities o that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.
60038B105
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1)  Names of Reporting Persons I.R.S. Identification No. of Above Persons
    (Entities Only)

         GP Strategies Corporation
         IRS ID NO.  13-1926739
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2.  Check the Appropriate Box if a Member of A Group

    N/A
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3.  SEC Use Only

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4.  Citizenship or Place of Organization

         Delaware Corporation
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                  5.       Sole Voting Power
  Number of
    Shares                      3,952,083(1)
Beneficially
 Owned by         6.       Shared Voting Power
    Each                            0
 Reporting
  Person          7.       Sole Dispositive Power
   With                         3,952,083(1)

                  8.       Shared Dispositive Power
                                    0
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                           3,952,083(1)

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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

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11.      Percent of Class Represented by Amount in Row 9
                          14.5
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12.      Type of Reporting Person

                           CO

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Item 1(a)  Name of Issuer:               Millennium Cell Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

                                         One Industrial Way West
                                         Eatontown, NJ 07724

Item 2(a)  Name of Person Filing:        GP Strategies Corporation

Item 2(b)  Address of Principal Business Office or, if none, Residence:

                                         9 West 57th Street - Suite 4170
                                         New York, NY 10019

Item 2(c)  Citizenship:                  Delaware Corporation

Item 2(b)  Title of Class of Securities: Common Stock

Item 2(c)  CUSIP Number:                 60038B105

Item 3     N/A

Item 4     Ownership:

Item 4(a)  Amount Beneficially owned:    3,952,083(1)

Item 4(b)  Percent of Class:             14.5

Item 4(c)  Number of shares as to which the person has:

           (i)   Sole power to vote or to direct the vote:   3,952,083(1)
           (ii)  Shared power to vote or to direct the vote: 0
           (iii) Sole power to dispose or to direct the disposition of:
                 3,952,083(1)
           (iv)  Shared power to dispose or to direct the disposition of:  0

Item 5.    Ownership of Five Percent or Less of a Class
           If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.    Ownership of more than Five Percent on Behalf of Another Person: N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Holding Company or Control Person:
           N/A

Item 8.    Identification and Classification of the Members of the Group:  N/A

Item 9.    Notice of Dissolution of Group:  N/A

Item 10.   Certifications:  N/A

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(1)      Includes 250,000 shares of Common Stock of Millennium Cell Inc.
         ("Millennium") issuable upon the exercise of options granted by Millennium to GP Strategies Corporation ("Strategies") pursuant to Millennium's Stock Option Plan, and 447,715 shares of Common Stock of Millennium owned by Strategies that are subject to options granted by Strategies to certain employees of Strategies pursuant to Strategies' Millennium Stock Option Plan. Pursuant to a voting agreement, dated as of April 27, 2001, between Strategies and Scott N. Greenberg, Strategies has agreed that any shares of Common Stock of Millennium owned by Strategies will only be voted in the same manner and in the same proportion as the remaining stockholders of Millennium vote.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             GP STRATEGIES CORPORATION



                                             Andrea D. Kantor
                                             Vice President and General Counsel

Dated:  February 14, 2002

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